CATLIN

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

RECEIVED
2007 FEB 13 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07021042

6 February 2007

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Prelims Date Change	01/02/2007
REG-Catlin Group Limited Total Voting Rights	31/01/2007

Yours faithfully,

Pramila Bharj

Enc

PROCESSED
FEB 16 2007
THOMSON FINANCIAL

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REG-Catlin Group Limited Prelims Date Change
Released: 01/02/2007

RNS Number:5742Q
Catlin Group Limited
01 February 2007

Catlin Group Limited - 2006 Annual Results- Analysts' Meeting

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006- DATE CHANGE

Catlin Group Limited, the international specialty property/casualty insurer and reinsurer, will now announce its annual results for the year ended 31 December 2006 on Friday 9 March 2007.

The analysts' meeting for the annual results will be held at 10.30am on Friday 9 March at Catlin's London office, 7th Floor, 3 Minster Court, Mincing Lane, London EC3R 7DD. Coffee will be available from 10.00am. Please register to attend by e-mailing margaret.mcloughlin@catlin.com or by telephoning 020 7648 8117.

The meeting will be broadcast live by audio webcast, with a recording available later in the day. If you want to listen to the meeting, it will be available via the Catlin website (www.catlin.com). We ask that you register before accessing the webcast; you can do this shortly in advance.

For more information contact:

Media Relations:
James Burcke, Head of Communications, London
Tel: +44 (0)20 7458 5710
Mobile: +44 (0)7958 767 738
Email: james.burcke@catlin.com

Liz Morley, Maitland
Tel: +44 (0)20 7379 5151
Email: emorley@maitland.co.uk

Investor Relations:
William Spurgin, Head of Investor Relations, London
Tel: +44 (0)20 7458 5726
Mobile: +44 (0)7710 314 365
Email: william.spurgin@catlin.com

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REG-Catlin Group Limited Total Voting Rights
Released: 31/01/2007

RNS Number:4759Q
Catlin Group Limited
31 January 2007

Catlin Group Limited (the "Company")
Total Voting Rights

In conformity with the FSA's Disclosure and Transparency Rules ("Rules"), we notify the market of the following:

The Company's share capital is now 247,459,868 common shares of $0.01 each in the capital of the Company ("Common Shares") with voting rights following the issue of 779,315 Common Shares in respect of acceptances received by the Company for its recommended offer for the entire issued and to be issued share capital of Wellington Underwriting plc between 9 January and 22 January 2007. The Company holds no shares in Treasury. Therefore the total number of voting rights in the Company is 247,459,868.

The above total voting rights figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interests in, or a change to their interest in the Company under the Rules.

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